Organigram Reports Record Second Quarter Fiscal 2025 Results

•Record gross revenue of $102.8 million and record net revenue of $65.6 million
•Adjusted EBITDA1 of $4.9 million
•Net income of $42.5 million
•Increase in anticipated Motif cost synergies to $15 million from $10 million
•Total cash position of $83.4 million2 and negligible debt

TORONTO, ON, May 12, 2025 - Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada's #1 cannabis company by market share, announced its record results for the second quarter ended March 31, 2025 (“Q2 Fiscal 2025”). The Q2 Fiscal 2025 results include a full quarter of consolidated financials from the Company's acquisition of Motif Labs Ltd. ("Motif") on December 6, 2024.

Q2 FISCAL 2025 HIGHLIGHTS

•Gross revenue increased 79% to $102.8 million from $57.4 million in the same prior year period.
•Net revenue increased 74% to $65.6 million from $37.6 million in the same prior year period.
•International revenue increased 177% to $6.1 million from $2.2 million in the same prior year period.
•Adjusted gross margin1 increased to $21.9 million or 33%, from $11.6 million or 31% in the same prior year period.
•Motif integration now expected to exceed original estimate of $10 million to provide approximately $15 million in annual cost synergies.
•Adjusted EBITDA1 increased to $4.9 million from $(1.0) million in the same prior year period.
•Total cash position of approximately $83.4 million2 and negligible debt.
•Maintained #1 market share position in Canada — #1 in vapes, #1 in pre-rolls, #1 in milled flower, #1 in hash, #1 in pure CBD gummies, #3 in edibles, #3 in dried flower3.
•Acquired Collective Project Limited ("Collective Project"), marking entry into the fast-growing U.S. and Canadian beverage categories, with current distribution in 10 states and six provinces.
•Closed third and final $41.5 million tranche of $124.6 million follow on investment from BAT.

“Our record revenue this quarter reflects the strength of our brands and our ability to execute across both domestic and international markets,” said Beena Goldenberg, Chief Executive Officer. “We are unlocking meaningful global growth potential — from increasing sales into key international markets like Germany, to our entrance into the U.S. hemp-derived beverage space. We expect this momentum to continue as we further strengthen our leadership in Canada and head into the seasonally stronger back half of the year.”

1 Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS (as defined herein), as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.
2 Total cash position includes restricted cash and short-term investments.
3 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of March 31, 2025.

SECOND QUARTER FISCAL 2025 FINANCIAL OVERVIEW

•Net revenue:
◦Net revenue increased 74% to $65.6 million, from $37.6 million in the second quarter ended March 31, 2024 ("Q2 Fiscal 2024"), primarily driven by contributions from the Motif acquisition, as well as organic growth in recreational and international sales.

•Adjusted Gross margin4:
◦Adjusted gross margin was $21.9 million, or 33% of net revenue, compared to $11.6 million, or 31%, in Q2 Fiscal 2024. The increase was primarily attributed to higher average selling prices, product mix, and higher international sales.
◦The adjusted gross margin of 33% in Q2 Fiscal 2025 reflects Motif's margin before full synergy realization. Organigram’s standalone adjusted gross margin excluding Motif was 37% in the quarter. Management expects adjusted gross margin to improve over the coming quarters as Motif acquisition related synergies are realized.

•Selling, general & administrative ("SG&A") expenses:
◦SG&A increased 11% to $22.5 million from $20.3 million in Q2 Fiscal 2024. The increase was attributable to the inclusion of Motif SG&A in our consolidated financials as well as higher trade investments to support the growth of the business.
◦As a proportion of net revenue, SG&A decreased to 34%, compared to 54% in Q2 Fiscal 2024, reflecting improved operating leverage.

•Net income:
◦Net income was $42.5 million compared to a net loss of $27.1 million in Q2 Fiscal 2024. The increase in net income from the prior period is primarily attributable to higher fair value gains recognized in relation to top-up-rights of BAT and other financial instruments.

•Adjusted EBITDA4:
◦Adjusted EBITDA was $4.9 million compared to $(1.0) million in adjusted EBITDA in Q2 Fiscal 2024. The increase was primarily attributable to higher recreational sales, including Motif contributions, international revenue, and operational efficiency gains.

•Net cash used in operating activities before working capital changes:
◦Net cash used in operating activities was $1.6 million, compared to $8.3 million cash used in Q2 Fiscal 2024. The decrease was primarily attributable to higher adjusted gross margin4 in Q2 Fiscal 2025.

“Our Q2 results continue to demonstrate our growing scale. We have made incremental investments into Motif which have allowed us to further increase the expected synergy realization up to $15 million annualized from our prior estimate of $10 million. Furthermore, through targeted investments in working capital we are in a good position to capitalize on our seasonally stronger months in the second half of the year.” said Greg Guyatt, Chief Financial Officer. “With a roadmap for improving gross margins, and growing contribution from higher-margin international sales, we see a clear path to sustained profitability and continued financial strength as we balance growth and controlling costs.”

4 Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.

CANADIAN RECREATIONAL MARKET INTRODUCTIONS

As Canada's market leader in recreational cannabis, Organigram remains committed to delivering consumer focused innovations and products to its customers. Some notable recent highlights include:

Edison Sonics - 4 x 2.5mg FASTTM nanoemulsion gummies in Apple Berry Smack flavour

BOXHOT Diamond Doobies - 2 x 0.5g coated infused pre-rolls available in Apple 3.14 (pi), Pineapple Express, and Tangerine Scream

SHRED - 5 x 0.4g Cherry Crusher Heavy Slims infused tube-style pre-rolls

Monjour - FASTTM now available for pure CBD Monjour gummies

New Seed-Based Cultivars - GMO Kush and UK Cheddar Cheese

Trailblazer M'mosa - Premium hang-dried flower, hand-groomed, smart cured, and hand-packed in a glass jar

Trailblazer Slim Blunts - Sativa tube-style pre-rolls wrapped in tea leaf paper for a smooth, citrus-y flavour

Debunk Uncut Gems - Liquid diamond 510 vape
RESEARCH AND PRODUCT DEVELOPMENT

Product Development Collaboration ("PDC")

•Organigram and BAT continue to collaborate through the PDC to research and develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at creating solutions to addressing the biggest consumer pain points that exist in the category today.
•Organigram has commercialized the first product resulting from PDC research — Edison Sonics: gummies utilizing Organigram's Fast Acting Soluble Technology (FASTTM).

Follow-on Strategic Investment from BAT and creation of "Jupiter" Strategic Investment Pool

•On November 6, 2023, Organigram announced a $124.6 million follow-on investment from BAT and the creation of "Jupiter", a strategic investment pool established to expand Organigram’s geographic footprint and capitalize on emerging growth opportunities.
•The final $41.5 million tranche closed in February 2025.
•$59 million of the Jupiter fund remains available to support continued expansion in the U.S. and other international markets in compliance with applicable laws.

JUPITER STRATEGIC INVESTMENT POOL

• Organigram made its first significant European strategic investment to expand its presence in the European cannabis market with a $21 million investment in Sanity Group GmbH ("Sanity Group"), a leading German cannabis company. Our investment in Sanity Group was supported by an expanded supply agreement, making it one of our largest customers. Since the April 1, 2024 expansion of Germany’s medical cannabis program, the market has grown at least 4x and continues to show strong growth potential. Sanity Group is uniquely positioned, having already submitted applications for adult-use recreational pilot projects in Berlin, Frankfurt, Düsseldorf, and Bremen. Approval is pending from the Institute of Food & Nutrition, which oversees the pilot projects.
•Jupiter has also deployed US$2 million into Steady State LLC (d/b/a Open Book Extracts), a U.S.-based company specializing in hemp-derived cannabinoid ingredients.
OTHER INTERNATIONAL INVESTMENTS

•Prior to the establishment of Jupiter, Organigram had already made a US$7 million strategic investment in U.S.-based Phylos Bioscience Inc., a leader in seed-based technology. The Company expects to further leverage lower-cost seed-based technology over time.
•On March 31, 2025, Organigram acquired Collective Project, which enabled it to enter the beverage category, with hemp-derived THC beverage distribution in 10 U.S. states and THC beverage distribution in six Canadian provinces.
•Organigram is exploring additional U.S. and international investment opportunities that align with the Company's strategy to establish itself as a global leader.

INTERNATIONAL SALES

•In Q2 Fiscal 2025, Organigram achieved $6.1 million in international sales and expects international sales to increase in the second half of fiscal 2025 versus the first half.
•Organigram has supply agreements with partners in Germany, U.K., and Australia, and is evaluating additional global partnership opportunities.
•Organigram's investment in Sanity Group resulted in the expansion of their previous supply agreement. The agreement is expected to be further expanded upon Organigram receiving EU-GMP certification of its Moncton facility, expected in the coming months.
•Collective Project has begun generating U.S. recreational revenue from hemp-derived THC beverage sales.

BALANCE SHEET & LIQUIDITY

•As of March 31, 2025, the Company had cash (including restricted cash and short-term investments) of $83.4 million

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q2-2025	Q2-2024	% Change
Gross revenue	102,763	57,425	79%
Excise taxes	(37,163)	(19,797)	88%
Net revenue	65,600	37,628	74%
Cost of sales	45,813	26,366	74%
Gross margin before fair value changes to biological assets & inventories sold	19,787	11,262	76%
Realized fair value on inventories sold and other inventory charges	(14,192)	(11,062)	28%
Unrealized gain on changes in fair value of biological assets	12,823	9,400	36%
Gross margin	18,418	9,600	92%
Adjusted gross margin(1)	21,921	11,609	89%
Adjusted gross margin %(1)	33%	31%	2%
Selling (including marketing), general & administrative expenses	22,490	20,332	11%
Net income (loss)	42,456	(27,075)	nm
Adjusted EBITDA(1)	4,908	(1,045)	nm
Net cash used in operating activities before working capital changes	(1,607)	(8,277)	(81)%
Net cash used in operating activities after working capital changes	(16,585)	(13,217)	25%
Note (1) Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Select Balance Sheet Metrics (in $000s)	MARCH 31, 2025	SEPTEMBER 30, 2024	% Change
Cash & short-term investments (including restricted cash)	83,373	133,426	(38)%
Biological assets & inventories	115,049	82,524	39%
Other current assets	60,080	46,269	30%
Accounts payable & accrued liabilities	63,001	47,097	34%
Current portion of long-term debt	55	60	(8)%
Working capital	182,879	208,897	(12)%
Property, plant & equipment	119,944	96,231	25%
Long-term debt	—	25	(100)%
Total assets	537,903	407,860	32%
Total liabilities	147,337	101,871	45%
Shareholders’ equity	390,566	305,989	28%

The following table reconciles the Company's Adjusted EBITDA to net loss.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q2-2025	Q2-2024
Net (loss) income as reported	$42,456	$(27,075)
Add/(Deduct):
Investment income, net of financing costs	(179)	(650)
Income tax (recovery) expense	(106)	(30)
Depreciation and amortization	4,839	3,130
ERP implementation costs	628	173
Acquisition and other transaction costs	974	(170)
Inventory and biological assets fair value and NRV adjustments	1,917	2,009
Acquisition-related fair value adjustment to inventory sold	1,586	—
Share-based compensation	938	1,995
Other (income) expenses	(50,728)	12,778
Provision for non-recurring credit losses	—	4,239
Research and development expenditures, net of depreciation	2,583	2,556
Adjusted EBITDA	$4,908	$(1,045)

Note 1:    Other (income) expenses includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and certain other non-operating (income) expenses.

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q2-2025	Q2-2024
Net revenue	$65,600	$37,628
Cost of sales before adjustments	43,679	26,019
Adjusted gross margin	21,921	11,609
Adjusted gross margin %	33%	31%
Less:
Provisions and impairment of inventories and biological assets	548	314
Provisions to net realizable value	—	33
Acquisition-related fair value adjustment to inventory sold	1,586	—
Gross margin before fair value adjustments	19,787	11,262
Gross margin % (before fair value adjustments)	30%	30%
Add:
Realized fair value on inventories sold and other inventory charges	(14,192)	(11,062)
Unrealized gain on changes in fair value of biological assets	12,823	9,400
Gross margin	18,418	9,600
Gross margin %	28%	26%

Second Quarter Fiscal 2025 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    May 12, 2025
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://registrations.events/direct/Q4I96766371

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/745666341

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin % and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development ("R&D") activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for expected credit losses. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 6 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 6 of this press release is a reconciliation to such measure.

About Organigram Global Inc.

Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator or cannabis and manufacturer of cannabis-derived goods in Canada. Through its recent acquisition of Collective Project, Organigram Global participates in the U.S. and Canadian cannabinoid beverages markets.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED'ems, Monjour, Tremblant Cannabis, Trailblazer, Collective Project, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA and net revenue in Fiscal 2025 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the PDC, availability and sources of any future financing, availability of cost efficiency opportunities, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; expectations regarding the Company's acquisition, integration and synergy realization of Motif and Collective Project; expectations around FASTTM nanoemulsion technology; expectations regarding EU-GMP certification; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures; changes to government laws, regulations or policies, including customs, tariffs, trade or environmental law, regulations or policies, or the enforcement thereof; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; changes in governmental plans including those related to methods of distribution; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval+ (“SEDAR”) at www.sedarplus.ca and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated May 12, 2025 and there can be no assurance whatsoever that these events will occur.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae, Senior Vice President, Global Brands and Corporate Affairs
megan.mccrae@organigram.ca